UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

QUALTEK SERVICES INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74760R303

(CUSIP Number)

c/o QualTek Services Inc.

475 Sentry Parkway E, Suite 200

Blue Bell, PA 19422

Telephone: (484) 804-4585

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: ANDREW S. WEINBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 31,566,253(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 31,566,253(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,566,253(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 61.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Please see Item 5.

1	NAMES OF REPORTING PERSONS: BRIGHTSTAR GP INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 31,566,253(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 31,566,253(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,566,253(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 61.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Please see Item 5.

1	NAMES OF REPORTING PERSONS: BCP AIV INVESTOR HOLDINGS-3, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,363,676(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,363,676(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,363,676(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1) Please see Item 5.

1	NAMES OF REPORTING PERSONS: BCP STRATEGIC AIV INVESTOR HOLDINGS-2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,956,882(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,956,882(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,956,882(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1) Please see Item 5.

1	NAMES OF REPORTING PERSONS: BCP QUALTEK INVESTOR HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,167,234(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,167,234(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,167,234(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1) Please see Item 5.

1	NAMES OF REPORTING PERSONS: BCP QUALTEK, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 14,459,156(1) 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 14,459,156(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,459,156(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Please see Item 5.

1	NAMES OF REPORTING PERSONS: BCP QUALTEK II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,158,223(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,158,223(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,158,223(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Please see Item 5.

Item 1.	SECURITY AND ISSUER.

This statement relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of QualTek Services Inc., a Delaware corporation (formerly known as Roth CH Acquisition III Co.) (the “Company”). The Company’s principal executive offices are located at 475 Sentry Parkway E, Suite 200, Blue Bell, PA 19422.

Item 2.	IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) BCP AIV Investor Holdings-3, L.P., a Delaware limited partnership (“BCP AIV-3”), (2) BCP Strategic AIV Investor Holdings-2, L.P., a Delaware limited partnership (“BCP AIV-2”), (3) BCP QualTek Investor Holdings, L.P., a Delaware limited liability company (“BCP L.P.”), (4) BCP QualTek, LLC, a Delaware limited liability company (“BCP LLC”), (5) Brightstar GP Investors, LLC, a Delaware limited liability company (“Brightstar GP”), (6) BCP QualTek II, LLC, a Delaware limited liability company (“BCP LLC II”), and (7) Andrew S. Weinberg. BCP AIV-3, BCP AIV-2, BCP L.P., BCP LLC, Brightstar GP, BCP LLC II and Mr. Weinberg are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 10 hereto.

BCP AIV-3, BCP AIV-2, BCP L.P., Brightstar GP, BCP LLC II and BCP LLC (collectively, the “BCP Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. Mr. Weinberg is the Managing Member of Brightstar GP. Brightstar GP is the general partner of Brightstar Associates, L.P. (“Brightstar Associates”). Brightstar Associates is the general partner of Brightstar Capital Partners QualTek Holdings, L.P., which in turn is the sole member of BCP LLC and BCP LLC II. Brightstar Associates is also the general partner of BCP L.P., BCP AIV-2 and BCP AIV-3. The address of the principal business and office of each of the BCP Entities is 650 Fifth Avenue, 29th Floor, New York, NY 10019.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities reported herein were received as consideration in connection with a Business Combination (as defined below).

On February 14, 2022 (the “Closing Date”), the Company consummated the business combination (the “Closing”) pursuant to that certain Business Combination Agreement, dated as of June 16, 2021 (as amended, the “Business Combination Agreement”), by and among the Company, Roth CH III Blocker Merger Sub, LLC, a Delaware limited liability company (“Blocker Merger Sub”), BCP QualTek Investors, LLC, a Delaware limited liability company (the “Blocker”), Roth CH III Merger Sub, LLC (the “Company Merger Sub”), certain of the Reporting Persons and the other signatories party thereto. The transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination.”

Pursuant to the Business Combination Agreement and in connection therewith, Blocker Merger Sub merged with and into the Blocker (the “Blocker Merger”), resulting in the equity interests of the Blocker being converted into the right to receive 11,923,940 shares of Class A Common Stock under the Business Combination Agreement, and the owners of such equity interests in the Blocker (the “Blocker Owners”) being entitled to such shares of Class A Common Stock at the Closing, and thereafter, the surviving blocker merged with and into the Company, with the Company as the surviving company (the “Buyer Merger”), resulting in the cancellation of the equity interests of the surviving blocker and the Company directly owning all of the units of QualTek HoldCo, LLC (f/k/a BCP QualTek HoldCo, LLC) (“QualTek”) (the “QualTek Units”) previously held by the Blocker in QualTek. Immediately following the Buyer Merger, Company Merger Sub merged with and into QualTek, with QualTek as the surviving company (the “QualTek Merger”), resulting in (i) QualTek becoming a subsidiary of the Company, (ii) the QualTek Units (excluding those held by the Blocker and the Company) being converted into the right to receive 18,764,898 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), under the Business Combination Agreement and the holders of QualTek Units being entitled to such shares of Class B Common Stock at the Closing, (iii) the QualTek Units held by the Company being converted into the right to receive a number of common units of QualTek (the “Common Units”) equal to the number of shares of Class A Common Stock issued and outstanding (i.e., 21,571,283 QualTek Units), less the number of Common Units received in connection with the Company’s capital contribution (i.e., 16,160,418 QualTek Units).

The Business Combination was accomplished through an UpC structure, and the mix of consideration received reflects the implementation of such structure. Certain of the Reporting Persons are also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and the Waiver and Consent Agreement thereto, included with this Statement as Exhibits 1 and 2 and are incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       (a), (b). As of the close of business on February 23, 2022, the Reporting Persons beneficially owned directly and/or indirectly the following shares:

			Number of shares as to which person has:
Name of Investor	Amount Beneficially Owned(1)	Percentage of Outstanding Shares(2)(3)	Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of	Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of
BCP AIV Investor Holdings-3, L.P.(4)	4,363,676	8.5%		4,363,676
BCP Strategic AIV Investor Holdings-2, L.P.(4)	4,956,882	9.7%		4,956,882
BCP QualTek Investor Holdings, L.P.(4)	5,167,234	10.1%		5,167,234
BCP QualTek, LLC(4)	14,459,156	28.3%		14,459,156
BCP QualTek II, LLC(4)	2,158,223	4.2%		2,158,223
Brightstar GP Investors, LLC(5)	31,566,253	61.7%		31,566,253
Andrew S. Weinberg(1)(5)	31,566,253	61.7%		31,566,253

(1)	Mr. Weinberg is the managing member of Brightstar GP. Brightstar GP is the general partner of Brightstar Associates. Brightstar Associates is the general partner of Brightstar Capital Partners QualTek Holdings, L.P., which in turn is the sole member of BCP LLC and BCP LLC II. Brightstar Associates is also the general partner of BCP L.P., BCP AIV-2 and BCP AIV-3. Mr. Weinberg may be deemed to beneficially own the securities held by BCP AIV-3, BCP AIV-2, BCP L.P., BCP LLC, Brightstar GP and BCP LLC II, but he disclaims beneficial ownership of such securities.

(2)	All percentages in this table are based on 21,571,283 shares of Class A Common Stock and 29,538,575 shares of Class B Common Stock issued and outstanding as of February 14, 2022, the Closing Date of the Business Combination. The beneficial ownership of the shares of Class A Common Stock assumes the conversion of all Common Units of QualTek and all shares of Class B Common Stock into shares of Class A Common Stock.

(3)	Class B Common Stock will entitle the holder thereof to one vote per share and confer no economic rights on the holder thereof. Pursuant to the Third Amended and Restated LLCA (as defined below), each Common Unit (together with one share of Class B Common Stock for every Common Unit) is exchangeable for one share of Class A Common Stock, subject to certain restrictions set forth therein. Common Units of QualTek do not expire. Subject to the terms of the Third Amended and Restated LLCA, upon exchange of Common Units of QualTek that are held by the holder thereof, an equal number of shares of Class B Common Stock will be delivered to the Company and cancelled for no consideration.

(4)	Represents (1) 4,363,676 shares of Class A Common Stock held of record by BCP AIV-3, (2) 4,956,882 shares of Class A Common Stock held of record by BCP AIV-2, (3) 5,167,234 shares of Class A Common Stock held of record by BCP L.P., (4) 14,459,156 shares of Class B Common Stock held of record by BCP LLC and (5) 2,158,223 shares of Class B Common Stock held of record by BCP LLC II. Brightstar Associates is the general partner of each of BCP AIV-3, BCP AIV-2 and BCP L.P., and each of BCP LLC and BCP LLC II is controlled by Brightstar Associates, its managing member. Brightstar GP is the general partner of Brightstar Associates. Brightstar GP is controlled by its sole managing member, Andrew Weinberg. Each of the foregoing disclaims beneficial ownership of the securities held directly or indirectly by such entities.

(5)	Beneficial ownership reported includes 14,543,331 shares of Class A Common Stock and 16,617,379 shares of Class B Common Stock beneficially owned by Brightstar. Mr. Weinberg may be deemed to be a beneficial owner of the shares beneficially owned by Brightstar. Mr. Weinberg, however, disclaims any beneficial ownership of such shares.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(d). Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Investor Rights Agreement

On February 14, 2022, the Company entered into the Investor Rights Agreement (the “Investor Rights Agreement”) with certain Sellers as set forth therein, the Equity Representative, the Sponsors and certain Other Holders (each as defined in the Investor Rights Agreement). Pursuant to the Investor Rights Agreement, the Registration Rights Agreement, dated as of March 2, 2021, between the Other Holders and the Company was terminated and the Company agreed to grant to the Other Holders, which includes certain equityholders of QualTek as well as the Sponsors, certain registration rights, including customary piggyback registration rights and demand registration rights immediately after the Closing, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions. Additionally, the Investor Rights Agreement sets forth certain corporate governance standards relating to the Company.

Tax Receivable Agreement

On February 14, 2022, in connection with the closing of the Business Combination (the “Closing”), the Company entered into the Tax Receivable Agreement (the “Tax Receivable Agreement”) with the TRA Holder Representative (as defined in the Tax Receivable Agreement) and the TRA Holders (as defined in the Tax Receivable Agreement).

Pursuant to the Tax Receivable Agreement, the Company will generally be required to pay the TRA Holders 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that the Company (and applicable consolidated, unitary, or combined Subsidiaries thereof, if any) realizes, or is deemed to realize, as a result of certain tax attributes.

Under the Tax Receivable Agreement, the Tax Group (as defined in the Tax Receivable Agreement) will generally be treated as realizing a tax benefit from the use of a Tax Attribute on a “with and without” basis, thereby generally treating the Tax Attributes as the last item used, subject to several exceptions. Payments under the Tax Receivable Agreement generally will be based on the tax reporting positions that the Company determines (with the amount of subject payments determined in consultation with an advisory firm and subject to the TRA Holder Representative’s review and consent), and the IRS or another taxing authority may challenge all or any part of position taken with respect to Tax Attributes or the utilization thereof, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by the Tax Group are disallowed, the TRA Holders will not be required to reimburse the Company for any excess payments that may previously have been made pursuant to the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, any excess payments made to such TRA Holders will be applied against and reduce any future cash payments otherwise required to be made by the Company under the Tax Receivable Agreement, if any, after the determination of such excess. As a result, in certain circumstances the Company could be required to make payments under the Tax Receivable Agreement in excess of the Tax Group’s actual savings in respect of the Tax Attributes.

The Tax Receivable Agreement provides that, in the event (such events collectively, “Early Termination Events”) that (i) the Company exercises its early termination rights under the Tax Receivable Agreement, (ii) certain changes of control of the Company occur (as described in the Third Amended and Restated LLCA), (iii) the Company in certain circumstances, fails to make a payment required to be made pursuant to the Tax Receivable Agreement by its final payment date, which non-payment continues for 60 days following such final payment date or (iv) the Company materially breaches (or is deemed to materially breach) any of its material obligations under the Tax Receivable Agreement other than as described in the foregoing clause (iii) and, in the case of clauses (iii) and (iv), unless certain liquidity related or restrictive covenant related exceptions apply, the Company’s obligations under the Tax Receivable Agreement will accelerate (if the TRA Holder Representative so elects in the case of clauses (ii)-(iv)) and the Company will be required to make a lump-sum cash payment to all the TRA Holders equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to there being sufficient future taxable income of the Tax Group to fully utilize the Tax Attributes over certain specified time periods and that all Common Units (including Common Units held by the Blocker) that had not yet been exchanged for Common Stock or cash are deemed exchanged for cash. The lump-sum payment could be material and could materially exceed any actual tax benefits that the Tax Group realizes subsequent to such payment.

As a result of the foregoing, in some circumstances (i) the Company could be required to make payments under the Tax Receivable Agreement that are greater than or less than the actual tax savings that the Tax Group realizes in respect of the Tax Attributes and (ii) it is possible that the Company may be required to make payments years in advance of the actual realization of tax benefits (if any, and may never actually realize the benefits paid for) in respect of the Tax Attributes (including if any Early Termination Events occur.

Third Amended and Restated Limited Liability Company Agreement of OpCo

On February 14, 2022, in connection with the Closing, the Second Amended and Restated Limited Liability Company Agreement of QualTek was amended and restated (the “Third Amended and Restated LLCA”) to, among other things, reflect: (a) the consummation of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as such term is defined in the Business Combination Agreement), including the conversion of units pursuant to Section 3.1(c)(ii) thereof and the admission of the Company as a Member, (b) the Company’s designation as the sole Managing Member of QualTek, and (c) the rights and obligations of the Members and other terms and provisions, as set forth in Third Amended and Restated LLCA.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Investor Rights Agreement, Tax Receivable Agreement and Third Amended and Restated LLCA included with this Statement as Exhibits 3 through 6, respectively, and incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -	Business Combination Agreement, dated June 16, 2021 (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement, filed on January 24, 2022)

Exhibit 2 -	Waiver and Consent Agreement, dated January 14, 2022 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on January 14, 2022)

Exhibit 3 -	Investor Rights Agreement, dated February 14, 2022 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 16, 2022)

Exhibit 4 -	Tax Receivable Agreement, dated February 14, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 16, 2022)

Exhibit 5 -	Third Amended and Restated Limited Liability Company Agreement of OpCo (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on February 16, 2022)

Exhibit 6 -	Joint Filing Agreement, dated February 24, 2022

Exhibit 7 -	Statement Appointing Designated Filer and Authorized Signatories dated February 24, 2022 (incorporated by reference to 24.1 to the Form 3 relating to the securities of QualTek Services Inc. filed by the Reporting Persons on February 24, 2022)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2022

ANDREW S. WEINBERG

By:	/s/ Joseph Bartek
	Name:	Joseph Bartek
	Its:	Authorized Signatory

BCP AIV INVESTOR HOLDINGS-3, L.P.

By:	/s/ Joseph Bartek
	Name:	Joseph Bartek
	Its:	Authorized Signatory

BCP STRATEGIC AIV INVESTOR HOLDINGS-2, L.P.

By:	/s/ Joseph Bartek
	Name:	Joseph Bartek
	Its:	Authorized Signatory

BCP QUALTEK INVESTOR HOLDINGS, L.P.

By:	/s/ Joseph Bartek
	Name:	Joseph Bartek
	Its:	Authorized Signatory

BCP QUALTEK, LLC

By:	/s/ Joseph Bartek
	Name:	Joseph Bartek
	Its:	Authorized Signatory

BCP QUALTEK II, LLC

By:	/s/ Joseph Bartek
	Name:	Joseph Bartek
	Its:	Authorized Signatory

BRIGHTSTAR GP INVESTORS, LLC

By:	/s/ Joseph Bartek
	Name:	Joseph Bartek
	Its:	Authorized Signatory